Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Caring Culture | Open Communication | Unmatched Service | Personalized Solutions
PAETEC and McLeodUSA
The Emergence of the Nation’s Premier
The Emergence of the Nation’s Premier
Competitive Communications Provider
Competitive Communications Provider

Forward-Looking Statements
Except for statements that present historical facts, this presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934.  These statements include PAETEC’s forecasts of the combined company’s total revenue, adjusted EBITDA, merger-related synergies and other financial results.
The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the combined company’s actual operating results, financial position, levels of activity or performance to be materially different from those expressed or implied by such forward-
looking statements.  Some of these risks, uncertainties and factors are discussed under the caption
“Risk Factors” in PAETEC’s 2006 Annual Report on Form 10-K and in PAETEC’s subsequently filed
SEC reports.
PAETEC  disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Information
This presentation refers to “Adjusted EBITDA,” which is not a measurement of financial performance prepared in accordance with GAAP and should not be considered as a substitute for the most comparable GAAP measures.
Adjusted EBITDA, as defined by PAETEC, represents net income before interest, provision for taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion rights, stock-based compensation, loss on extinguishment of debt, leveraged recapitalization costs and integration/restructuring costs.
Adjusted EBITDA, as defined by McLeodUSA, represents net loss before interest expense, depreciation, amortization, income from discontinued operations, gain on cancellation of debt, other non-operating income or expense, restructuring charges and adjustments, reorganization items, impairment charge and non-cash compensation.
Information concerning management’s reasons for including these measures and quantitative reconciliations of the differences between historical Adjusted EBITDA to the most comparable
GAAP measures are contained in PAETEC’s and McLeodUSA’s SEC filings and other publicly available information.

Additional Information
PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction.  PAETEC URGES INVESTORS AND SECURITY
HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY
STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC,
MCLEODUSA AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain a free copy of the registration statement and proxy statement/ prospectus (when available) and other documents filed by PAETEC with the SEC at the
SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to
PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.
PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction.  Information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Brief Facts
Structure
PAETEC and McLeodUSA to combine in a 100% tax-free stock-for-stock merger
Exchange Ratio
McLeodUSA shareholders receive 1.30 PAETEC shares for every share of McLeod that they own
Listing / Ticker
NASDAQ / PAET
Company Name: PAETEC Holding Corp.
Ownership
75% owned by PAETEC shareholders, 25% owned by McLeodUSA Shareholders on a fully diluted basis
Headquarters
PAETEC:  Fairport, NY
McLeodUSA:  Cedar Rapids, IA
Board of Directors
9 Seats for PAETEC
1 Voting Seat and 1 Observer Seat for McLeodUSA
Management
Chairman & CEO: Arunas A. Chesonis, Current PAETEC Chairman & CEO
Synergies
Transaction expected to generate $30 million in run-rate synergies
Timing
Transaction expected to close 1st Quarter 2008

McLeodUSA at a Glance
Business Overview
• Competitive communications provider targeting small
and medium sized business in key verticals including:
• Emergency services, medical, automotive,
construction, education, financial, government,
healthcare, hospitality, professional/legal, real
estate, retail and transportation
• Emerged from bankruptcy in January 2006 with new
management team
• Leadership:  Royce Holland, CEO
• LTM Revenue of $514 million and LTM adjusted EBITDA
of $48 million
(1)
• Employees:  approximately 1,500
• Markets served: 26 out of top 100 MSAs
• Access line equivalents in use: 701,800
• Products: suite of data, voice, security and conferencing
services plus customer premise equipment
• Headquartered in Cedar Rapids, IA with major
operations centers in Oklahoma and Texas
• Operations in major metropolitan areas in 20 states
The McLeodUSA Name
McLeodUSA was founded by an Iowa school teacher, Clark
McLeod, who entered into the long distance business.
The company has since grown into one of the largest
competitive local exchange carriers in the nation.
(1) LTM – latest twelve month as of 6/30/07

PAETEC at a Glance
Business Overview
• Competitive communications provider targeting medium
to large businesses in key verticals including:
• Financial Services, Healthcare, Government,
Higher Education, Hospitality, Manufacturing,
Distribution, Professional Services & Retail
• Merged with USLEC and became public in March 2007
• Leadership:  Arunas Chesonis, CEO
• LTM Revenue of $1.1 billion and adjusted pro forma
EBITDA of $184 million
(1)
• Employees:  approximately 2,300
• Markets Served:  56 out of top 100 MSAs
(2)
• Access line equivalents in use: 2,651,352
• Products: suite of data, voice, security and conferencing
services plus communications software and customer
premise equipment
• Headquartered in Rochester, NY with major operations
centers in Charlotte, NC, Mt. Laurel, NJ and Irvine, CA
• Operations: in major metropolitan areas in 24 states
Original employees proposed the unique name as an
acronym for the family members of the founder and still
current CEO:
Pam
Adam
Erik
Tessa
Emma
Chesonis
The PAETEC Name
(1) LTM – latest twelve month as of 6/30/07, excludes $6.5M of one-time costs associated with US LEC Merger
(2) projected figures in 2008

Combined Network Footprint
The combined entity creates a coast-to-coast competitive communications provider with presence in 47 of the top 50 and 82 of the top 100 Metropolitan Statistical Areas
(1)
(1) Projected figures in 2008
13,000+ Intercity Route Miles
4,000+ Metro Route Miles
77 Voice Switches
39 Soft Switches
53 Backbone Routers
650 ILEC Colocations
3.4 Million Access Line
Equivalents
Key Combined Operating Data

Benefits for Customers
Nationwide Presence
PAETEC will have a nationwide footprint
with a leading presence in 82 of the top
100 MSAs
(1)
Enhanced Infrastructure
A fiber based network spanning nearly
13,000 intercity fiber route miles and over
4,000 metro fiber route miles
Expanded Local Service
Approximately 3.4 million access lines
across 44 states
Broad Product Portfolio
A extensive suite of data, voice and IP
solutions nationally
(1) Projected figures in 2008
Increased Coverage
Expands on-net access for customers
requiring nationwide IP based data, voice, and
security solutions
Business Continuity
Improves network resiliency and offers more
competitive solutions through an expanded
fiber backbone and last mile connectivity
One Stop Shop
Simplifies procurement & management of data,
local and long distance services from a single
nationwide communications provider
Personalized Solutions
Offers innovative business communications
solutions to address customer requirements
Our number one priority is to continue to maintain Our number one priority is to continue to maintain the highest level of customer satisfaction the highest level of customer satisfaction

Financial Highlights
•
Largest Competitive Local Communications Provider for
Businesses in United States with $1.6B as of June 30, 2007
•
Clear national alternative to AT&T, Verizon and Qwest
•
13,000 Intercity Fiber Route Miles; 4,000 Metro Fiber Route Miles
•
In 2008, combined company is expected to cover 82 of top 100
Metropolitan Statistical Areas in US
•
Publicly Traded on NASDAQ under
ticker symbol PAET
•
Adj. EBITDA : $263M
(1)
(1) LTM – latest twelve month as of 6/30/07, includes $30M of run-rate synergies and excludes $6.5M of one-time costs associated with the US LEC merger

Inside: Broadband Wireless • Content • VoIP
xchange
VoIP • DATA • VIDEO • WIRELESS • CONTENT
PAETEC CEO:
Happy People Create a Healthy Business
How Chesonis Plans to Make That Work Following US LEC Merger

McLeodUSA®

PAETEC

The Culture of PAETEC
PAETEC’s culture is captured
PAETEC’s culture is captured
in four corporate values:
in four corporate values:
Caring Culture
Caring Culture
Open Communication
Open Communication
Unmatched Service
Unmatched Service
Personalized Solutions
Personalized Solutions

How PAETEC Thrived When All the Big Telecoms Couldn't
IT ISN'T JUST BUSINESS
It's Personal
Arunas A. Chesonis and David Dorsey

News
(202) 463-5682 press@uschamber.com
(888) 249-NEWS
U.S. Chamber of Commerce

FOR IMMEDIATE RELEASE – September 6, 2007

Contact: John Reid/ Rebecca Wilder
PAETEC: Chris Muller (585) 340-8218

U.S. Chamber Names PAETEC as Finalist for Corporate Citizenship Award

WASHINGTON—The U.S. Chamber of Commerce's Business Civic Leadership Center (BCLC) today named PAETEC, headquartered in Fairport, NY, as a finalist for a Corporate Citizenship Award in the category of Corporate Stewardship, Small/Midsize Business.

McLeodUSA®

PAETEC

Caring Culture
PAETEC is as passionate
about making an impact
on communities as business
success
Every employee’s photo,
name and title are in CEO’s
office to be memorized
Recipient of 2005
American Business
Ethics Award for
Mid-Sized Company

Weekly update conference call for all employees
Weekly update conference call for all employees
nationwide
nationwide
Annual employee surveys
Annual employee surveys
Customer Advisory Board meetings with Sr.
Customer Advisory Board meetings with Sr.
Executives in each city we serve
Executives in each city we serve
Open Communication

Goal to answer all calls to customer service within
Goal to answer all calls to customer service within
20 seconds by a live person
20 seconds by a live person
Research firm, Atlantic-ACM, recognized PAETEC
Research firm, Atlantic-ACM, recognized PAETEC
as CLEC Best-in-Class Service Partner Award
as CLEC Best-in-Class Service Partner Award
Selling Power magazine
Selling Power magazine
named PAETEC as 2006
named PAETEC as 2006
Telecommunications Sales
Telecommunications Sales
Organization of the Year
Organization of the Year
Training Magazine recognized
Training Magazine recognized
PAETEC as one of top 125
PAETEC as one of top 125
training organizations in
training organizations in
the world
the world
Unmatched Service

Precise, highly personalized solutions business-by-
Precise, highly personalized solutions business-by-
business
business
Frost & Sullivan honored PAETEC with Business
Frost & Sullivan honored PAETEC with Business
Development Strategy Award in 2006
Development Strategy Award in 2006
“Profit Assistant”
“Profit Assistant”
selling
selling
tool gives pricing power
tool gives pricing power
and decision making to
and decision making to
salespeople allowing
salespeople allowing
customized pricing and
customized pricing and
bundles
bundles
Personalized Solutions

Caring Culture | Open Communication | Unmatched Service | Personalized Solutions
PAETEC and McLeodUSA
The Emergence of the Nation’s Premier
The Emergence of the Nation’s Premier
Competitive Communications Provider
Competitive Communications Provider